Seaport Entertainment Group Inc.
199 Water Street, 28th Floor
New York, NY 10038
VIA EDGAR
September 16, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Nicholas Nalbantian, Mara Ransom
Re         Seaport Entertainment Group Inc.
Registration Statement on Form S-1 (File No. 333-279690)
Dear Mr. Nalbantian and Ms. Ransom:
Seaport Entertainment Group Inc., a Delaware Corporation (the “Company”), hereby respectfully requests that the effective date for its Registration Statement on Form S-1 (File No. 333-279690) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 12:00 p.m. Eastern Time, on September 18, 2024, or as soon thereafter as is practicable, pursuant to Rule 461 under the Securities Act of 1933, as amended.
We request that we be notified of such effectiveness by a telephone call to Julian Kleindorfer of Latham & Watkins LLP, the Company’s counsel, at (213) 891-8371, or by email to julian.kleindorfer@lw.com.
[Signature page follows]

Sincerely,

SEAPORT ENTERTAINMENT GROUP INC.

By:	/s/ Matthew M. Partridge
Name:	Matthew M. Partridge
Title:	Chief Financial Officer

cc:       Michael J. Haas, Latham & Watkins LLP
            Julian Kleindorfer, Latham & Watkins LLP
            Abigail Smith, Latham & Watkins LLP
            Alexa M. Berlin, Latham & Watkins LLP